Exhibit 10.10

October 28, 2010

Igor Bilinsky

Re: Severance Agreement

Dear Igor:

This letter (the “Agreement”) outlines in its entirety your Severance Agreement with Vical Incorporated (the “Company”), and is the only agreement between you and the Company regarding the subject of severance payments or other benefits payable to you upon the termination of your employment with the Company. By signing this letter, you will be agreeing to the following terms:

Salary Continuation and Severance Benefits. Subject to Mitigation, Vical will a) continue to pay your base compensation, at the rate then in effect, for up to six months following the termination of your employment; b) pay on your behalf one hundred percent of the premium cost for continued group health insurance pursuant to the Consolidated Omnibus Budget Reconciliation Act (“COBRA”) for a period of up to six months following the termination of your employment; c) provide you with a suitable (as determined in the sole discretion of the Company) executive-level outplacement package; and d) accelerate the vesting of your unvested Stock Awards such that the Stock Awards shall be deemed one hundred percent vested upon the effective date of the Separation Agreement (items a)-d) shall be referred to, collectively, as “Severance Benefits”), if, prior to the expiration of your rights to Severance Benefits as provided below:

1.	Vical terminated your employment without your consent for any reason other than for Cause or death or Disability; or

2.	You voluntarily resign your employment for Good Reason.

The salary continuation payments will cease in the event of your death. The Severance Benefits described herein shall expire on the one (1) year anniversary of the date of this letter; provided, however, that such rights shall automatically renew for successive one (1) year periods unless the Company provides written notice to you at least 90 days prior to the next scheduled expiration date that such rights will not be renewed.

Section 409A. Notwithstanding anything to the contrary set forth herein, any Severance Benefits that constitute “deferred compensation” within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations and other guidance thereunder and any state law of similar effect (collectively “Section 409A”) shall not commence in connection with your termination of employment unless and until you have also incurred a

“separation from service” (as such term is defined in Treasury Regulation Section 1.409A-1(h) (“Separation from Service”), unless the Company reasonably determines that such amounts may be provided to you without causing you to incur the additional 20% tax under Section 409A.

It is intended that each installment of the Severance Benefits provided for in this letter is a separate “payment” for purposes of Treasury Regulations Section 1.409A-2(b)(2)(i). For the avoidance of doubt, it is intended that payments of the Severance Benefits set forth in this letter satisfy, to the greatest extent possible, the exemptions from the application of Section 409A provided under Treasury Regulations Sections 1.409A-1(b)(4), 1.409A-1(b)(5) and 1.409A-1(b)(9). However, if the Company (or, if applicable, the successor entity thereto) determines that the Severance Benefits constitute “deferred compensation” under Section 409A and you are, on the date of Separation from Service, a “specified employee” of the Company or any successor entity thereto, as such term is defined in Section 409A(a)(2)(B)(i) of the Code, then, solely to the extent necessary to avoid the imposition of the adverse personal tax consequences under Section 409A, (a) the timing of the Severance Benefits payments shall be delayed until the earlier to occur of (i) the date that is six (6) months and one day after your Separation from Service or (ii) the date of your death (such applicable date, the “Specified Employee Initial Payment Date”), and (b) the Company (or the successor entity thereto, as applicable) shall (i) pay to you a lump sum amount equal to the sum of the Severance Benefits payments that you would otherwise have received through the Specified Employee Initial Payment Date (including reimbursement for any premiums paid by you for health insurance coverage under COBRA) if the commencement of the payment of the Severance Benefits had not been so delayed pursuant to this section and (ii) commence paying the balance of the Severance Benefits in accordance with the applicable payment schedules set forth in this letter.

Notwithstanding anything to the contrary set forth herein, you shall receive the Severance Benefits set forth in this Agreement if and only if you duly execute and return to the Company, within the applicable time period set forth therein but in no event more than forty-five (45) days following the date of Separation from Service, a separation agreement containing the Company’s standard form of release of claims in favor of the Company and other standard provisions, including, without limitation, those relating to non-disparagement and confidentiality (the “Separation Agreement”), and permit the release of claims contained therein to become effective in accordance with its terms (such latest permitted effective date, the “Separation Agreement Deadline”). If the Company (or, if applicable, the successor entity thereto) determines that the Severance Benefits constitute “deferred compensation” under Section 409A, and your Separation from Service occurs at a time during the calendar year when the Separation Agreement could become effective in the calendar year following the calendar year in which your Separation from Service occurs, then regardless of when the Separation Agreement is returned to the Company and becomes effective, the Separation Agreement will not be deemed effective any earlier than the Separation Agreement Deadline. Notwithstanding any other payment schedule set forth in this Agreement, none of the Severance Benefits will be paid or otherwise delivered prior to the effective date of the Separation Agreement. With respect to COBRA payments, you may be required to pay the COBRA premiums directly until the effective date of the Separation Agreement, and in such case the Company will reimburse you on the first regular payroll pay day following the effective date of the Separation Agreement for the payments that the Company would have otherwise made had the payments not been delayed.

Except to the extent that payments may be delayed until the Specified Employee Initial Payment Date pursuant to the preceding paragraph, on the first regular payroll pay day following the effective date of the Separation Agreement, the Company will pay you the Severance Benefits you would otherwise have received pursuant to this letter on or prior to such date but for the delay in payment related to the effectiveness of the Separation Agreement, with the balance of the Severance Benefits being paid as originally scheduled.

Parachute Payments. If any payment or benefit (including the Severance Benefits) that you would receive in connection with a change in control from the Company or otherwise (“Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then the Company shall cause to be determined, before any amounts of the Payment are paid to you, which of the following two alternative forms of payment would maximize your after-tax proceeds: (i) payment in full of the entire amount of the Payment (a “Full Payment”), or (ii) payment of only a part of the Payment so that you receive the largest payment possible without the imposition of the Excise Tax (a “Reduced Payment”), whichever amount results in your receipt, on an after-tax basis, of the greater amount of the Payment notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. For purposes of determining whether to make a Full Payment or a Reduced Payment, the Company shall cause to be taken into account all applicable federal, state and local income and employment taxes and the Excise Tax (all computed at the highest applicable marginal rate, net of the maximum reduction in federal income taxes which could be obtained from a deduction of such state and local taxes). If a Reduced Payment is made, (i) the Payment shall be paid only to the extent permitted under the Reduced Payment alternative, and you shall have no rights to any additional payments and/or benefits constituting the Payment, and (ii) reduction in payments and/or benefits shall occur in the following order: (1) reduction of cash payments; (2) cancellation of accelerated vesting of equity awards other than stock options; (3) cancellation of accelerated vesting of stock options; and (4) reduction of other benefits paid to you. In the event that acceleration of compensation from your equity awards is to be reduced, such acceleration of vesting shall be canceled in the reverse order of the date of grant.

The independent professional firm engaged by the Company for general tax audit purposes as of the day prior to the effective date of the change in control shall make all determinations required to be made hereunder. If the firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the change in control, the Company shall appoint a nationally recognized independent professional firm to make the determinations required hereunder. The Company shall bear all expenses with respect to the determinations by such firm required to be made hereunder.

The firm engaged to make the determinations hereunder shall provide its calculations, together with detailed supporting documentation, to the Company and you within thirty (30) calendar days after the date on which your right to a Payment is triggered (if requested at that time by the Company or you) or such other time as requested by the Company or you. If the firm determines that no Excise Tax is payable with respect to a Payment, either before or after the application of the Reduced Amount, it shall furnish the Company and you with a statement reasonably acceptable to you that no Excise Tax will be imposed with respect to such Payment. Any good faith determinations of the firm made hereunder shall be final, binding and conclusive upon the Company and you.

Definitions.

1.	Cause shall mean i) the sustained inadequate performance of your duties, as determined by the Company in its sole discretion; ii) a failure to perform your duties, other than a failure resulting from complete or partial incapacity due to physical or mental illness or impairment; iii) gross misconduct or fraud, or conviction of, or a plea of “guilty” or “no contest” to, a felony.

2.	Disability shall mean that you, at the time your employment is terminated, have performed substantially none of your duties under this Agreement for a period of not less than three consecutive months as the result of your incapacity due to physical or mental illness.

3.	Good Reason shall mean that you have incurred a material reduction in your authority or responsibility or a reduction in base salary of more than 25%. Notwithstanding the foregoing, a resignation for Good Reason shall only occur if: (1) you notify the Company in writing, within 60 days after the occurrence of one of the foregoing events, specifying the event(s) constituting “good reason” and that you intend to terminate your employment no earlier than 30 days after providing such notice; (2) the Company does not cure such condition within 30 days following its receipt of such notice or states unequivocally in writing that it does not intend to attempt to cure such condition; and (3) you resign from employment within 30 days following the end of the period within which the Company was entitled to remedy the condition constituting “good reason” but failed to do so.

4.	Mitigation shall mean the salary continuation payments described in the section above titled “Salary Continuation and Severance Benefits” shall be reduced on a dollar-for- dollar basis by any other compensation earned by you for personal services performed as an employee or independent contractor during the six-month period following the termination of your employment, including (without limitation) deferred compensation. Additionally, the Company’s obligation to pay on your behalf one-hundred percent of the applicable COBRA premium for continued health insurance shall cease effective upon the date upon which you become eligible to enroll for group health insurance provided or sponsored by any other employer. You will apply your best efforts to seek and obtain other employment or consulting engagements, whether on a full or part-time basis during such six-month period in order to mitigate the Company’s obligations. At reasonable intervals, you will report to Vical with respect to such efforts and any compensation earned during such six-month period.

5.	Stock Awards shall mean all outstanding stock options, restricted stock, and other equity awards granted pursuant to the Company’s stock option and equity incentive award plans or agreements and any shares of Company stock issued upon exercise thereof. However, Stock Awards does not include stock awards issued under or held in any plan sponsored by the Company that is intended to be qualified under Section 401(a) of the Internal Revenue Code (e.g., the Company’s 401(k) plan).

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. This Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to conflicts of law principles.

This Agreement constitutes the complete, final and exclusive embodiment of the entire Agreement between you and the Company with regard to the subject matter hereof. It is entered into without reliance on any promise or representation, written or oral, other than those expressly contained herein. It may not be modified except in a writing signed by you and the Chief Executive Officer of the Company.

Please sign this Agreement and return it to the Company at your earliest convenience.

Sincerely,

VICAL INCORPORATED

By:	/S/ VIJAY B. SAMANT
Vijay B. Samant
President and Chief Executive Officer

ACCEPTED AND AGREED:

/S/ IGOR BILINSKY Igor Bilinsky